

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 15, 2018

Via E-mail
Charl Coertzen
President
AFRIKA4U
12 Bompart Street, Westdene Bloemfontein
South Africa 9301

> **Re: AFRIKA4U**
> **Registration Statement on Form S-1**
> **Filed January 19, 2018**
> **File No. 333-222638**

Dear Mr. Coertzen:

　　We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover page

1. Please fill in the date of the prospectus.

Summary Information, page 5

2. Please expand to clarify the company's anticipated business in the leather products industry.

3. We note the company's statement that "nor has the company any plans … to merge into an operating company …." We also note your statement in Note 3 to the Notes to the Financial Statements that "the company will be dependent upon raising of additional capital … in order to implement its business plan, or merge with an operating company." Please reconcile your statements as appropriate.

Summary of the Offering by the Company, page 6

4. We note your statement that you may "extend the offering period for … an additional 90 days or <u>for such period as the Company deems reasonable</u>." (emphasis added.) You must indicate when the offering period will end. Please revise throughout your prospectus as appropriate.

Dilution, page 16

5. We note that the total the number of shares after offering held by public investors and capital contributions by purchasers of shares presented under the sale of 100%, 75%, 50%, and 25% of shares in this offering do not appear to match the number of shares to be issued and the net proceeds under each of these scenarios based on information in Item 4 and elsewhere in the filing. Please clarify or revise for consistency.

Description of Business, page 20

6. We note your statement on page 5 that you intend to sell your own brand of imported leather fashion bags and other accessories. However, on page 20 you disclose that you intend to provide leather shoes, bags and accessories manufactured by Klein Karoo Boutique. Additionally, on page 23 you include product codes that you intend to order from Klein Karoo Boutique. Please revise here and where appropriate to clarify whether you will be selling your own products or reselling a product manufactured by another company.

Financial Statements and Supplementary Data, page 21

7. Please amend to provide interim financial statements as required by Rule 8-08 of Regulation S-X.

Identification of directors and executive officers, page 25

8. Please revise to indicate Mr. Charl Coertzen's age in the table.

Security Ownership of Certain Beneficial Owners and Management, page 28

9. Please revise to provide an address for Mr. Coertzen in the beneficial ownership table.

Certain Relationships and Related Transactions, page 28

10. We note your statement on page 28 that Mr. Person and Ms. Fox are promoters of your company. Please revise as appropriate.

11. We note your statement in footnote 1 to the Beneficial Ownership table that Charl Coertzen may be a promoter of the company. We also note your statement that "Mr. Coertzen has not been a promoter for any company for the past 5 years." Please revise to clearly indicate that Mr. Coertzen is a promoter of the company. See the definition of "promoter" in Rule 405 of Regulation C. Also please disclose the information required by Item 404(c) of Regulation S-K.

12. We note that the Balance Sheet as of August 31, 2017 indicates a loan of $1,613 from a related party. Please revise to provide the disclosure required by Item 404 of Regulation S-K regarding this loan.

Part II

Exhibits, page 30

13. Please revise the legality opinion by David Price, Esq. to consent to being named in the prospectus.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li at (202) 551-3335 or Nasreen Mohammad at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at (202) 551-5833 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: David E. Price, Esq.